787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

August 20, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Ladies and Gentlemen:

On behalf of Aberdeen Funds (the “Trust”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 65 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 67 to the Trust’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on November 3, 2015.

The purpose of the Amendment is to add two new series to the Trust, Aberdeen Alternative Strategies Fund and Aberdeen Alternative Strategies Fund II (each, a “Fund” and together, the “Funds”).  Each of the Funds is expected to be the acquiring fund in a proposed reorganization where it would acquire all of the assets, subject to the liabilities, of a series of Arden Investment Series Trust (each, a “Reorganization” and together, the “Reorganizations”).  The Reorganizations will be proposed in connection with the pending acquisition of Arden Asset Management LLC by Aberdeen Asset Management Inc., the adviser to the Funds.  In the first Reorganization, Aberdeen Alternative Strategies Fund would acquire all of the assets, subject to the liabilities, of Arden Alternative Strategies Fund.  In the second Reorganization, Aberdeen Alternative Strategies Fund II would acquire all of the assets, subject to the liabilities, of Arden Alternative Strategies II.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

*                                         *                                         *

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

Enclosures

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP